BELLTOWER ENTERTAINMENT CORP.
                          401 WILSHIRE BLVD, SUITE 1065
                             SANTA MONICA, CA 90401
                            TELEPHONE: (310) 260-9738


                                December 2, 2008






Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:      Belltower Entertainment Corp.
         Item 4.01 8-K Filed September 15, 2008
         File No. 000-52861

Gentlemen:

This letter is intended to respond to the comment letter addressed to the company from Ta Tanisha Meadows, Staff Accountant dated November 24, 2008.

1.   We have corrected and changed the Item Tag from Item 5.01 to Item 4.01.

2. We have revised our disclosure to specifically state that we terminated our engagement and dismissed Schumacher on September 12, 2008. The Schumacher firm did not resign and did not decline to stand for re-election.

3. We have revised our disclosure that was in the first paragraph (a) but now in third paragraph (a) to clearly indicate that the Schumacher's report on the financial statements for either of the past two years did not contain an adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope or accounting principles. There was a qualification known as the "going concern" qualification and this is disclosed in the paragraph.

4. We have revised our disclosure, now in the fourth paragraph (a), to reflect that we had no disagreements with Schumacher and that the period included the two most recent years and any subsequent interim period preceeding the dismissal.


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Securities and Exchange Commission
December 2, 2008
Page 2


5. We have clearly indicated that there were two separate events - the decision to terminate the engagement of Schumacher and the engagement of the Morganstern firm. A new second paragraph (a) and (b) were added to reflect that the decision to change accountants was recommended and approved by the board of directors and that we have no audit or similar committee of the board of directors.

6. We have clarified our disclosure now in the fifth paragraph (a) that we requested Schumacher to furnish a letter stating whether it agrees or it does not agree with the statements made in this Amended Form 8-K.

7. Exhibit 16.1 contains the updated letter from Schumacher stating that the firm agrees with the statements in this Amended Form 8-K.

Predicated upon the short response contained on the Amended Form 8-K with the changes, no marked copy is being provided.

In addition to responding to your comments, please be informed as follows:

     (a) We are responsible for the adequacy and accuracy of the disclosures in the filing;

     (b) The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (c) We may not assert the action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping us accurately and adequately make the disclosures to comply with Securities Exchange Act of 1934, as amended.


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Securities and Exchange Commission
December 2, 2008
Page 3

This letter is dated December 2, 2008 to correspond with the date of the Form 8-K/A and has been executed on March 3, 2009.

If you have any questions, or if you desire any additional information please do not hesitate to telephone me.

Very truly yours,

BELLTOWER ENTERTAINMENT CORP.


/s/DONALD K. BELL
_________________
   Donald K. Bell
   President